SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of September, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Increased short-termglobalmarket uncertainty shifting revenues into 2012
AIXTRON issues new 2011 guidance

Aachen/Germany, September 15, 2011 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) issues a new 2011 revenue and EBIT guidance of EUR 600m - 650m revenues with an EBIT performance of c. 25-30%. The Management has also reviewed the existing equipment order backlog and has decided, as a matter of prudence, to reduce the previously published order backlog by EUR 100m.

This new guidance and backlog adjustment reflects the perceived increase in conversion risk, purchase order delays and deferred system delivery requests into 2012 by several customers, specifically in Asia. Whilst in the opinion of Management, the mid- to long-term LED market opportunities remain very positive, recent discussions with Asian customers have revealed an increasing concern about the short-term fragility of the economic recovery, leading to consequent investment caution.

Coupled with evident margin pressures from rapidly dropping end market prices for LEDs, several customers are delaying new purchase order placements and deferring system deliveries into 2012.

With the very positive customer response to the company's recent new MOCVD CRIUS II-L product release, AIXTRON Management continues to believe that the imminence of an emerging LED lighting industry in conjunction with initiatives such as the Chinese 5 year plan continues to support the positive outlook for the LED industry, despite short-term demand adjustments driven by market uncertainty.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	September 15, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO